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SEC FILE NUMBER
333-123927

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Easton-Bell Sports, Inc.

Full Name of Registrant

Former Name if Applicable
7855 Haskell Avenue, Suite 200

Address of Principal Executive Office (Street and Number)
Van Nuys, California 91406

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑ ☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant has been working diligently to complete its Annual Report on Form 10-K for the year ended December 30, 2006 (the "Form 10-K") but, notwithstanding such diligent efforts, the Registrant and its accountants have not completed their review of the Registrant's Form 10-K because final edits and adjustments need to be reviewed and verified. The Registrant has identified, and expects to report on its Form 10-K, a material weakness in its internal control over financial reporting. Specifically, the Registrant did not have effective policies and procedures in place at its Bell Sports subsidiary to appropriately reconcile various accounts at the end of each month. As a result, various balance sheet reclassifications and audit adjustments are required. However, the Registrant does not expect the material weakness to result in any restatement of its historical financial results. Since the need for these adjustments became apparent during a late stage self-review, the Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended December 30, 2006 within the prescribed period without unreasonable effort or expense. Additional time is required for the Registrant to complete the Form 10-K. Therefore, an extension of time to file is requested. As indicated in Part II above, the Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Mark Tripp	(818)	718-1587
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EASTON-BELL SPORTS, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 2, 2007	By	/s/ Mark Tripp

Name: Mark Tripp
Title: Chief Financial Officer